Exhibit 99.2

RNS Number: 5093V
Wolseley PLC
17 February 2004

We have today been informed that Aviva plc no longer has a notifiable interest in the Company’s ordinary shares of 25p each.

This information is provided by RNS
The company news service from the London Stock Exchange

END